09041401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harpeth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

424 Church Street, Suite 2900
(No. and Street)

Nashville	Tennessee	37219-2334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles W. Byrge II — 615-296-9848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550	Nashville	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

HARPETH SECURITIES, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Charles W. Byrge II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harpeth Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Charles W Byrge II
Signature

President & CEO
Title

PEGGY CARDWELL
NOTARY PUBLIC

Peggy Cardwell
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member of
Harpeth Securities, LLC

We have audited the accompanying statements of financial condition of Harpeth Securities, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harpeth Securities, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 26, 2009

HARPETH SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

Assets

	2008	2007
Cash and cash equivalents	$ 6,283	$ 5,060
Accounts receivable	240	-
Prepaids	40	2,710
Total assets	$ 6,563	$ 7,770

Liabilities and Member's Equity

	2008	2007
Accounts payable	$ -	$ -
Member's equity	6,563	7,770
Total liabilities and member's equity	$ 6,563	$ 7,770

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Transaction fee	$ 246,580	$ 1,175,000
Fee income	25,000	25,000
Reimbursement revenue	2,237	6,842
Interest	8	22
Other income	-	35,000
Total revenues	273,825	1,241,864
Expenses:		
Management fees	262,780	998,045
Regulatory fees	5,923	9,222
Legal and professional	4,000	2,222
Reimbursement expense	1,240	1,988
Taxes	815	800
Other	274	453
Referral fee	-	235,000
Insurance	-	462
Total expenses	275,032	1,248,192
Net loss	$ (1,207)	$ (6,328)

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2008 and 2007

	Member Contributions	Accumulated Deficit	Total Member's Equity
Balances at December 31, 2006	$ 26,594	$ (12,496)	$ 14,098
Contributions	-	-	-
Net loss	-	(6,328)	(6,328)
Balances at December 31, 2007	26,594	(18,824)	7,770
Contributions	-	-	-
Net loss	-	(1,207)	(1,207)
Balances at December 31, 2008	$ 26,594	$ (20,031)	$ 6,563

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (1,207)	$ (6,328)
Adjustments to reconcile net loss to net cash		
(used in) provided by operating activities	-	-
Changes in operating assets and liabilities:		
Accounts receivable	(240)	2,271
Prepaids	2,670	1,066
Accounts payable	-	(2,272)
Net cash provided by (used in) operating activities	1,223	(5,263)
Net increase (decrease) in cash and cash equivalents	1,223	(5,263)
Cash and cash equivalents, beginning of year	5,060	10,323
Cash and cash equivalents, end of year	$ 6,283	$ 5,060
Supplemental disclosure:		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

See accompanying notes.

HARPETH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2008 and 2007.

NOTE 4 – FEE INCOME

Substantially all fee income is paid to the Company's member as management fees (Note 5).

The Company, at times, receives partial compensation for its services in the form of warrants to purchase shares in various start-up companies. During 2008 and 2007, the Company was due or has received such warrants. Due to the lack of operating data and start-up nature of these ventures, the Company does not record an asset or commission income relating to these transactions until warrants are sold and cash is actually received. Warrants received are generally paid to the Company's member or affiliates as additional management fees.

NOTE 5 – RELATED PARTY TRANSACTION

As discussed in Note 4, the Company paid management fees of $262,780 and $998,045 to its sole member, Harpeth Capital LLC, during 2008 and 2007, respectively.

Harpeth Capital, LLC provides personnel, office facilities and equipment to the Company at no charge under an expense agreement extending for a term of three years and ending in December 2009. The agreement is renewable automatically every three years at the discretion of Harpeth Capital, LLC. Substantially different results could occur if the Company operated independently.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $6,283 and $5,060, respectively, which was $1,283 and $60 in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

HARPETH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

Schedule I

	2008	2007
Computation of basic net capital requirement:		
Net worth per financial statement	$ 6,563	$ 7,770
Total nonallowable assets	(280)	(2,710)
Net capital, agrees with amount reported in Part II of Form X-17a-5 unaudited FOCUS report	$ 6,283	$ 5,060
Minimum net capital requirement	$ 5,000	$ 5,000
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 1,283	$ 60
Excess net capital at 100%	$ 6,283	$ 5,060

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Harpeth Securities, LLC
Nashville, TN

In planning and performing our audit of the financial statements and supplemental schedules of Harpeth Securities (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such as that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 26, 2009

HARPETH SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2008 and 2007